UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SD
Specialized Disclosure Report

DXP ENTERPRISES INC.
(Exact name of registrant as specified in its charter)

Texas	000-21513	76-0509661
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation or organization)

5301 Hollister, Houston, Texas		77040

(Address of principal executive officers)		(Zip Code)

Kent Yee
Senior Vice President & CFO
713-996-4736
(Name and Telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ ✓ ] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

SECTION 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report.

DXP Enterprises, Inc. has included its Conflict Minerals Report (“Report”) as Exhibit 1.01 to its Form SD for the period from January 1, 2018 to December 31, 2018. Unless the context otherwise indicates, “DXP,” “we,” “us” and “our” refer to DXP Enterprises, Inc. and its consolidated subsidiaries.

During 2018, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs, as defined below, are necessary to their functionality or production (“Covered Products”). Conflict Minerals are defined in Section 13(p) under the Securities Exchange Act of 1934, as amended, as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (together with gold collectively referred to as 3TGs), or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo ("DRC") or any adjoining country that shares an internationally recognized border with the DRC. Accordingly, we have conducted a reasonable country of origin inquiry (“RCOI”) that was designed to determine whether any of the 3TGs in our Covered Products originated in the Democratic Republic of the Congo or an adjoining country (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda or Zambia), or were from recycled or scrap sources.

A summary of our RCOI and steps of due diligence on the source and chain of custody of any 3TGs in our Covered Products, is included in our Report, which is filed as Exhibit 1.01 to this Form SD. In addition to this, our Report and Form SD is publicly available on our website at: www.dxpe.com within the “Investor Relations” section under “Financial Information” > “SEC Filings”.

Forward-Looking Statements
This Report contains forward-looking statements which express a belief, expectation or intention, as well as those that are historical fact, are forward-looking statements, including statements relating to our compliance efforts and expected actions. The words “expects,” “intends,” “plans,” “believes,” and “anticipates” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future actions or performance and are subject to various risks, uncertainties and assumptions. Undue reliance should be not be placed on these statements, which are only effective as of the date of this Report, and the Company undertakes no obligation to publicly update or revise any forward-looking statement.

Item 1.02    Exhibit.

We have filed our Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Item 2.01     Exhibits.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01. and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DXP Enterprises, Inc.

May 31, 2019	By:	/s/ Kent Yee Kent Yee
Senior Vice President & CFO

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report for the year ended December 31, 2018 as required by Items 1.01 and 1.02 of this Form.